

January 6, 2022

Daniel Coyne
Chief Executive Officer
Environmental Impact Acquisition Corp
535 Madison Avenue
New York, NY 10022

>       **Re:  Environmental Impact Acquisition Corp**
>            **Amendment No. 3 to Registration Statement of Form S-4**
>            **Filed December 23, 2021**
>            **File No. 333-259375**

Dear Mr. Coyne:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4

Exhibit 23.1, page .1

1.      Please provide an updated consent from WithumSmith+Brown, PC prior to requesting effectiveness.

You may contact Julie Sherman at 202-551-3640 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Daniel  Coyne
Environmental Impact Acquisition Corp
January 6, 2022
Page 2

Division of Corporation Finance
Office of Life Sciences

cc:     Brent Epstein